Exhibit 99.1
MANAGEMENT INFORMATION CIRCULAR

August 11, 2006

PROXY INFORMATION

Solicitation Of Proxies

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders (the “Meeting”) of Lorus Therapeutics Inc. (the “Corporation”, “Lorus”, “we” or “our”) to be held on Thursday, September 21, 2006 at 10:00 a.m. (Toronto time) at St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained herein is given as at August 11, 2006 except where otherwise noted.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the management of the Corporation and are directors or officers of the Corporation. A shareholder who wishes to appoint some other person to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy. Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. (Toronto time) on Tuesday, September 19, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Non-Registered Holders

These securityholder materials are being sent to both registered and non-registered owners of our common shares (the “Common Shares”). If you are a non-registered owner and we or our agent have sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Only registered holders of the Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are registered either:

(a)
in the name of an intermediary that the non-registered holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited, or “CDS”) of which the intermediary is a participant.

In accordance with Canadian securities law, we have distributed copies of the notice of Meeting, this Circular, the form of proxy, and the 2006 annual report, which includes our audited consolidated financial statements for the year ended May 31, 2006 and the auditors’ report thereon, and management’s discussion and analysis (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Non-registered holders should follow the procedures set out below, depending on what type of form they receive.

A.
Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B.
Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered holder but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

A registered shareholder who has given a proxy may revoke the proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

(b)
depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at our registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of such direction, such Common Shares will be voted by the management representatives:

•	FOR the election of directors

•	FOR the appointment of auditors

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On August 11, 2006 we had outstanding 175,262,548 Common Shares. Each holder of Common Shares of record at the close of business on August 11, 2006, the record date established for notice of the Meeting, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any Common Shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than the close of business on September 19, 2006, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

To the knowledge of our directors and officers, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares. In July 2006, Lorus entered into a share purchase agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million Common Shares at $0.36 per share (the “Purchased Shares”) for gross proceeds of $10.4 million. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange (the “TSX”), the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the distribution of the Purchased Shares. Upon closing, High Tech will hold approximately 14% of the issued and outstanding Common Shares of Lorus.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment And Remuneration Of Auditors

Unless the shareholder has specified in the enclosed form of proxy that the votes attaching to the Common Shares represented by the proxy are to be withheld with respect to the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the Common Shares in respect of which they are appointed proxy for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration of the auditors.

KPMG LLP was first appointed as our auditor in October 1994.

Election Of Directors

All directors elected at the Meeting will hold office until our next annual meeting of shareholders or until their successors are elected or appointed.

Unless the shareholder has specified in the enclosed form of proxy that the votes attaching to the Common Shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the Common Shares in respect of which they are appointed proxy for the election as directors of the proposed nominees whose names are set forth below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Pursuant to the Articles of Continuance of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time. The Corporation currently has five directors, and is proposing for nomination seven directors.

The following table sets forth for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at August 11, 2006. The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee and an Environment, Health and Safety Committee. The members of these committees are indicated in the table below.

Name Of Director, Province/State and Country of Residence	Position with the Corporation and when Individual became a Director	Present Principal Occupation or Employment	No. of Common Shares Beneficially Owned, Controlled or Directed
J. KEVIN BUCHI(1)(2) Pennsylvania, United States	Director December 2003	Senior Vice President and Chief Financial Officer, Cephalon Inc. (biopharmaceutical specializing in drugs to treat and manage neurological diseases, sleep disorders, cancer and pain)	50,000
DONALD W. PATERSON(1)(3) Ontario, Canada	Director July 1991	President, Cavandale Corporation (corporate consulting)	125,260
GEORG LUDWIG Eschen, Liechtenstein	n/a
Managing Director, ConPharm Anstalt
(January 2005 to present)

(consulting and managing company for life science funds)

Managing Director, High Tech Private Equity (general partner of High Tech)
(September 2000 to December 2004)
			28,800,000(4)
MICHAEL MOORE Surrey, United Kingdom	n/a
Chief Executive Officer, Piramed Limited
(2003 to present)

(biopharmaceutical specializing in new classes of small molecule anti-tumour agents)

Chief Scientific Officer and Research Director, Xenova Group plc
(1988-2003)

(biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy)
			Nil

Name Of Director, Province/State and Country of Residence	Position with the Corporation and when Individual became a Director	Present Principal Occupation or Employment	No. of Common Shares Beneficially Owned, Controlled or Directed
ALAN STEIGROD(2) Florida, United States	Director May 2001	Managing Director, Newport Health Care Ventures (corporate consulting)	Nil
GRAHAM STRACHAN(1)(2)(3)(5) Ontario, Canada	Director and Chair of the board of directors May 2001	President, GLS Business Development Inc. (2003 - present) (corporate consulting) President and Chief Executive Officer, Allelix Biopharmaceuticals Inc. (1996-2002) (biopharmaceutical specializing in development of products for the treatment of osteoporosis, HIV and Cytomegalovirus)	10,000
JIM A. WRIGHT Ontario, Canada	Director, President and Chief Executive Officer October 1999	President and Chief Executive Officer of the Corporation	4,429,541
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) These Common Shares will not be issued until the successful completion of the transaction described  under the section entitled “Voting Securities and Principal Holders of Voting Securities” (relating to the  issuance of Common Shares to High Tech, with which Georg Ludwig is affiliated).
(5) Member of the Environment, Health and Safety Committee.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

COMPENSATION OF DIRECTORS

During the fiscal year ended May 31, 2006, each director who was not an officer of the Corporation or a representative of a shareholder, was entitled to receive 50,000 stock options (the Chair received 100,000) and, at his election, Common Shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation (the “Board”) committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Members of the Compensation Committee received an annual fee of $5,000, and members of the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee received annual fees of $4,000 (the Chair of each of the three committees received $5,000).

In September 2005, stock options to purchase 300,000 Common Shares at a price of $0.68 per share expiring September 13, 2015 were granted, in aggregate, to our directors. These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, the Corporation reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See “Equity Compensation Plans - Directors and Officers’ Deferred Share Unit Plan”.

CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to MI 52-110 can be located in the Corporation’s Annual Information Form dated August 11, 2006.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following tables and related narrative below present information about compensation for the fiscal years ended May 31, 2006, May 31, 2005 and May 31, 2004 for our ‘‘Named Executive Officers’’.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	All Other Compensation ($)
Dr. Jim A. Wright President and Chief Executive Officer	2006 2005 2004	345,442 313,586 285,000	53,000 95,760 102,600	Nil Nil Nil	947,500 228,000 570,000	Nil Nil Nil
Dr. Aiping Young Chief Operating Officer	2006 2005 2004	259,692 222,697 197,945	32,000 46,125 45,390	Nil Nil Nil	1,194,144 250,000 225,000	Nil Nil Nil
Ms. Elizabeth Williams(2) Director of Finance, Acting Chief Financial Officer	2006 2005 2004	88,631 84,163 Nil	7,000 7,990 Nil	Nil Nil Nil	228,035 52,388 Nil	Nil Nil Nil
Mr. Paul Van Damme(3) Former Chief Financial Officer	2006 2005 2004	110,813 152,654 Nil	11,000 35,030 Nil	Nil Nil Nil	Nil 202,500 Nil	74,633 37,000 Nil

(1) Options granted are net of forfeitures.
(2) Ms. Williams started with Lorus on June 14, 2004; hence, there are no amounts relating to Ms. Williams’ compensation for 2004.
(3) Mr. Van Damme started with Lorus on September 7, 2004; hence, there are no amounts relating to Mr. Van Damme’s compensation for 2004. Mr. Van Damme resigned from his position on November 9, 2005. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

Stock Option Incentive Compensation

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2006:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dr. Jim A. Wright President and Chief Executive Officer	300,000(2) 807,500(3)	2.08 12.01	0.78 0.30	0.78 0.30	July 19, 2015 Oct. 10, 2010 to July 19, 2015
Dr. Aiping Young Chief Operating Officer	208,333(2) 75,000(4) 50,000 50,000 200,000(2) 610,811(3)	3.10 1.12 0.74 0.74 2.98 9.09	0.78 0.78 0.26 0.30 0.30 0.30	0.78 0.78 0.26 0.30 0.30 0.30	July 19, 2015 July 19, 2015 Nov. 30, 2015 Jan. 5, 2016 Jan. 5, 2016 Oct. 10, 2010 to July 19, 2015
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	54,487(4) 50,000 50,000 20,000 53,548(3)	0.81 0.74 0.74 0.30 0.80	0.78 0.26 0.30 0.30 0.30	0.78 0.26 0.30 0.30 0.30	July 19, 2015 Nov. 30, 2015 Jan. 5, 2016 Jan. 5, 2016 July 20, 2014 to July 19, 2015
Mr. Paul Van Damme Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil

(1) Options granted are net of forfeitures.
(2) These options are incentive options granted to certain Named Executive Officers to purchase Common Shares. The options vest immediately upon the attainment of specific undertakings; failing to achieve the undertakings will result in forfeiture on the specified deadline.
(3) These options were granted as an incentive to senior management. Options granted represented 50% of the options held by the individual prior to January 6, 2006.
(4) These options were granted on July 20, 2005 in respect of corporate and personal performance during the year ended May 31, 2006. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2006 ($) Exercisable/ Unexercisable
Dr. Jim A. Wright President and Chief Executive Officer	Nil	Nil	2,310,000/112,500	38,500/1,875
Dr. Aiping Young Chief Operating Officer	Nil	Nil	1,644,941/487,500	29,228/19,812
Ms. Elizabeth Williams Acting Chief Financial Officer	Nil	Nil	39,921/241,022	655/10,817
Mr. Paul Van Damme Former Chief Financial Officer	Nil	Nil	Nil	Nil

EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS

Under the employment agreement with Dr. Jim A. Wright dated October 29, 1999, as amended, Dr. Wright’s position is President and Chief Executive Officer of the Corporation for an annual salary of $327,600. If within 24 months of a change of control of Lorus, Dr. Wright’s employment is terminated without cause or if his responsibilities are reduced, then he is entitled to receive the equivalent of two years’ of his basic salary, two years of his annual bonus (based on the average of the bonus granted to him in the three preceding years), and two years of benefits. If Dr. Wright’s employment is terminated without cause and not subsequent to a change of control of Lorus, Dr. Wright will be entitled to 18 months’ salary and benefits and 18 months’ of pro-rated annual bonus (and he will be required to mitigate his loss after the first 12 months and account to Lorus for any severance payment beyond the first 12 months). The employment agreement provides that the Corporation may at any time assign the Chief Executive Officer to perform other functions that are consistent with his skills, experience and position within the Corporation. Dr. Wright reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives.

Under the employment agreement with Dr. Aiping Young dated October 29, 1999, Dr. Young’s position is Chief Operating Officer of the Corporation for an annual salary of $250,000. This agreement provides for a notice period equal to 12 months in the event of termination without cause or a resignation due to change in role as a result of a change in control of the Corporation. The employment agreement provides that the Corporation may at any time assign the Chief Operating Officer to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports to the Chief Executive Officer. The bonus and options allocation of the Chief Operating Officer is as recommended to the Board by the Chief Executive Officer and is awarded based 75% on achievement of corporate objectives and 25% on achievement of certain stated objectives.

Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams’ position is Director of Finance and Controller of the Corporation for an annual salary of $89,000. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended by the Chief Executive Officer.

Vacation allocation on a calendar year basis for each Named Executive Officer is four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year. Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2006 were as set out in the above Summary Compensation Table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the last fiscal year ended May 31, 2006 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	# of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	# of Common Shares remaining available for future issuance under the equity compensation plans
Plans approved by Shareholders(1)	10,300,000	$0.70	7,832,390
Plans not approved by Shareholders	-	-	-
Total	10,300,000	$0.70	7,832,390

(1)	This includes options granted and reserved for issuance pursuant to our amended 1993 Stock Option Plan, amended 2003 Stock Option Plan and our Alternate Compensation Plan.

EQUITY COMPENSATION PLANS

Stock Option Plans

Our original stock option plan was established in 1993 (the “1993 Stock Option Plan”); however, due to significant developments in the laws relating to share option plans and our future objectives, in November 2003 we created a new stock option plan (the “2003 Stock Option Plan”, and together with the 1993 Stock Option Plan, the “Stock Option Plans”), ratified by our shareholders, pursuant to which all future grants of stock options would be made.

On January 1, 2005, the TSX amended its rules (the “TSX Rules”) to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time. Previously, the TSX Rules required a stock option plan to have a fixed number of shares issuable thereunder. The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

At our last annual meeting held on September 13, 2005, shareholders of the Corporation approved an amendment to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued Common Shares of the Corporation. This amendment increased the number of options issuable under the Stock Option plans from 20,582,081 to 25,921,000. Shareholders also approved amendments to remove all prior limits on grants of options and issuance of Common Shares to any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

The Stock Option Plans enables us to grant share options to employees, directors, and individuals in special contract relationships. The number of Common Shares reserved issuable pursuant to the Stock Option Plans is currently at a maximum of 25,921,000 Common Shares, amounting to 14.8 per cent of the Common Shares outstanding as of May 31, 2006. Of this amount a total of 7,832,390 options to acquire Common Shares are at May 31, 2006, outstanding under the Stock Option Plans. This amounts to 4.8 per cent of the Common Shares outstanding.

Our Board, within certain limitations, determines the terms, conditions and limitations of options granted under the Stock Option Plans. Under the Stock Option Plans, (a) the number of Common Shares reserved for insiders, at any time, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common Shares and (b) the number of Common Shares issued to any one insider, within any one year period, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding Common Shares and (c) the number of Common Shares reserved for issuance under all share compensation arrangements may not exceed 5 per cent of issued and outstanding Common Shares. The Stock Option Plans may be amended by our Board for the proper administration of such plan, subject to regulatory approval, if required. The exercise price per Common Share is determined by the Board but shall not be less than the closing price of the Common Shares on the TSX on the day prior to the day on which the option is granted. The Board fixes the term of each option when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 50 per cent after the first year and 25 per cent of the optioned Common Shares in each of the next two years. However, in certain circumstances, options are granted entitling an optionee to purchase 100 per cent of the Common Shares earlier than the general pattern. In the event that our relationship with an optionee terminates, the provisions of the Stock Option Plans specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with Lorus. Entitlement to unvested options ceases immediately upon termination of employment and entitlement to vested options ceases three months after employment is terminated. The Board is entitled to provide exceptions to this termination as deemed appropriate. For all optionees, entitlement continues for nine months in the event of death. The ability of an optionee to exercise an option under the Stock Option Plans may be accelerated in the event of a change of control of Lorus. The exercise price per Common Share is payable in full on the date of exercise. Options granted under the Stock Option Plans are not assignable.

During the period June 1 to May 31, 2006, options to purchase 6,721,000 Common Shares were granted under the Stock Option Plans at exercise prices between $0.26 and $0.78 per Common Share. During the year ended May 31, 2006, we granted options to employees, other than executive officers of the Corporation, to purchase 2,912,706 Common Shares, being 43.3% of the total incentive stock options granted during the year to employees and executive officers.

Performance Based Compensation Plans

Executive officers of the Corporation are eligible to participate in a performance related compensation plan (the “Compensation Plan”). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase Common Shares under our 2003 Stock Option Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Corporation and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See “Compensation Committee” and “Report on Executive Compensation”.

Directors and Officers’ Alternate Compensation Plan

The Directors’ and Officers’ Alternate Compensation Plan was terminated by resolution of the Board, effective September 13, 2005.

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan (“ESPP”), effective January 1, 2005. For the year ended May 31, 2006, a total of 293,000 Common Shares had been purchased by employees and executive officers under the ESPP at prices per share between $0.2295 and $0.578 per Common Share. During fiscal 2006, under the ESPP, executive officers as a group purchased 90,000 Common Shares at a weighted average purchase price of $0.31 per Common Share and employees, excluding executive officers, as a group purchased 203,000 Common Shares at an average exercise price of $0.29 per Common Share.

The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase Common Shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every month. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of Common Shares under the ESPP.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan (“DPSP”) matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee’s Group RRSP account up to a maximum of 3% of the employee’s gross earnings. We began making contributions to the employees’ Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors’ and Officers’ Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the “Deferred Share Unit Plan”). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their annual fees for acting as a director (“Annual Fees”) from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the Common Shares. The fair market value of the Common Shares is determined as the closing price of the Common Shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the Common Shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the “Regulatory Authorities”).

In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the Common Shares, being the closing price of the Common Shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without shareholder approval. When a participating director ceases to hold the position of director and is no longer otherwise employed by us, the participating director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the Common Shares on the date of termination, or (b) the number of Common Shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from September 13, 2005 to June 30, 2006 the Compensation Committee was comprised of three independent directors, Mr. Steigrod, Mr. Strachan and Mr. Buchi. Mr. Steigrod is Chair of the Compensation Committee. The Compensation Committee met three times during the above period.

Compensation Objectives and Philosophy

The Compensation Committee’s mandate is to review, and advise the Board on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 2003 Stock Option Plan, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary - Initial Stock Options

Base salary for each executive officer is a function of the individual’s experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each executive officer.

Executive officers are granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each executive officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each executive officer of individual performance objectives. Executive officer individual performance objectives for each fiscal year are consistent with corporate objectives and each executive officer’s role in achieving them. All corporate and executive officer objectives are predetermined by the Board after review by the Compensation Committee. Seventy-five percent of each executive officer’s potential annual cash bonus is conditional upon the achievement of corporate objectives, with the remaining twenty-five percent being conditional upon the achievement of individual executive officer objectives. The Compensation Committee reserves the right to recommend to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the year ended May 31, 2006, the potential annual cash bonuses are 20% of base salary when all corporate and individual executive officer objectives were achieved, increasing to 40% of base salary when the corporate and individual executive officer objectives were significantly overachieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation of options under our 2003 Stock Option Plan for each executive officer when corporate and executive officer objectives are achieved. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the Common Shares on the TSX on the last trading day prior to the date of grant. Options to purchase Common Shares expire ten years from the date of grant and vest over three years. The granting of options to purchase Common Shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

The performance of the President and Chief Executive Officer for the 2006 financial year was measured in the following areas:

• Manufacturing - successfully scale up the Virulizin® manufacturing process to 800 litres by the end of the second fiscal quarter;

• Small molecule program - initiate toxicology studies for a small molecule anticancer drug by May 31, 2006, in preparation for a clinical study;

• Partnership - secure a commitment for a partnership agreement for GTI-2040 or Virulizin®; and,

• Finance - have at least 18 months of operating cash.

Submitted by the Compensation Committee of the Board:

Alan Steigrod (Chair)
Graham Strachan
J. Kevin Buchi

PERFORMANCE GRAPH

The following graph illustrates our cumulative total shareholder return (assuming a $100 investment) for the Common Shares on the TSX as compared with the S&P/TSX Composite Index during the period May 31, 2001 to May 31, 2006. From December 23, 1998 to February 23, 2004, the Common Shares traded on the OTC-BB under the symbol “LORFF”. Since February 23, 2004, the Common Shares have also traded on the American Stock Exchange under the symbol “LRP”.

Year End	2001	2002	2003	2004	2005	2006
LOR	$100	$46	$77	$52	$44	$21
S&P/TSX Composite Index	$100	$92	$83	$101	$116	$142

Year End	31-May-01	31-May-02	31-May-03	31-May-04	31-May-05	31-May-06
LOR	100 = $1.63	$0.75	$1.26	$0.84	$0.71	$0.35
S&P/TSX Composite Index	100 = 8,293	7,656	6,860	8,347	9,619	11,744

INDEBTEDNESS

The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities in fiscal 2006. As of, and at all times throughout the fiscal year ended May 31, 2006, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

DIRECTORS AND OFFICERS’ LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2005 to May 31, 2006, the premium cost of this insurance was $162,000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2005 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above under the headings “Executive Compensation” and “Voting Securities and Principal Holders of Voting Securities” (relating to the issuance of Common Shares to High Tech, of which one of the proposed nominees for director is affiliated with), during the financial year of the Corporation ended May 31, 2006, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all Common Shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

2007 SHAREHOLDER PROPOSALS

For the next annual meeting of shareholders of Lorus, shareholders must submit any proposal that they wish to raise at that meeting by May 11, 2007.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including our most current annual information form (together with documents incorporated therein by reference), our 2006 annual report containing our consolidated financial statements for the financial year ended May 31, 2006, together with the report of the auditors thereon, management’s discussion and analysis of our financial condition and results of operations for fiscal 2006 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the Canadian Security Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents, as well as additional copies of this Circular, are available upon written request to the Director of Finance of Lorus, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in our consolidated financial statements for the year ended May 31, 2006 and management’s discussion and analysis of our financial condition and results of operations for fiscal 2006.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

(signed) JIM A. WRIGHT

President and CEO

SCHEDULE A

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by MI 52-110 can be located in the Corporation’s Annual Information Form dated August 11, 2006.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that their corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and MI 52-110.

Board of Directors

The board of directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of five directors, a majority of whom are independent directors. Of the proposed new nominees for director, Michael Moore would be an independent director and Georg Ludwig would not be an independent director. An “independent” board member, as further defined in MI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director or Nominee Director	Independent
Jim A. Wright	No
Graham Strachan	Yes
J. Kevin Buchi	Yes
Donald W. Paterson	Yes
Alan Steigrod	Yes
Michael Moore	Yes
Georg Ludwig	No

Dr. Jim A. Wright, the President and Chief Executive Officer of the Corporation, is not an independent director by virtue of his role on the Corporation’s management team. Georg Ludwig is not an independent director by virtue of his affiliation with a significant investor of the Corporation.

The following table outlines other reporting issuers that Board members are directors of:

Board Member	Reporting Issuer
James A. Wright	-
Graham Strachan	Amorfix Biotechnologies Inc. Ibex Technologies Inc.
J. Kevin Buchi	Encysive Pharmaceuticals Celator Pharmaceuticals

Donald Paterson	ANGOSS Software Corporation NewGrowth Inc. Homeserve Technologies Inc. Utility Corporation
Alan Steigrod	Sepracor Inc. Poniard Pharmaceuticals Inc.
Michael Moore	-
Georg Ludwig	-

The independent directors hold meetings as a matter of routine after each Board meeting, without the presence of non-independent directors and members of management. There were four meetings of the independent directors in the financial year ended May 31, 2006. Board committees are comprised entirely of independent directors and such committees meet regularly without management.

Graham Strachan, the chair of the Board (the “Chair”) is an independent director. The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Nominating and Corporate Governance Committee, the President and Chief Executive Officer (“CEO”) and corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

The following table illustrates the attendance record of each director for all board meetings held for the fiscal year ended May 31, 2006.

Board Member	Meetings Attended
James A. Wright	8 of 8
Graham Strachan	8 of 8
J. Kevin Buchi	8 of 8
Donald W. Paterson	8 of 8
Alan Steigrod	7 of 8
Elly Reisman(1)	4 of 4

Notes: (1) Ceased to be a director on December 6, 2005.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to ensure appropriate succession planning is in place, select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. The CEO also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and agents for Lorus are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.lorusthera.com.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct.

The Corporation has developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Further to this process, the Corporation has selected two nominees for election to the Board, Michael Moore and Georg Ludwig.

Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the chairs of the Corporation’s committees, and (iv) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Board’s mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

APPENDIX A

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

The board of directors (the “Board”) of Lorus Therapeutics Inc. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.
The Board will be comprised of a majority of independent directors and will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.
Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chair of the Board (the “Chair”) will be an independent director and will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(c)
ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

(d)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

(e)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

5.	The Board will:

(a)	ensure the integrity of the Corporation’s financial reporting and internal control and disclosure policies and processes;

(b)	review the Corporation’s quarterly and year-end audited financial statements;

(c)	review annual audit plans and findings and monitor the implementation of audit recommendations; and

(d)	ensure that the Board has available to it any independent external advice that may be required from time to time.

Risk Management and Ethics

6.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)	adopt a disclosure policy.

Shareholder Communication

7.
The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation’s shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:

(a)
ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO, the Chief Financial Officer (or its functional equivalent) and the Chief Operating Officer;

(b)	develop a process for the orientation and education of new members of the Board;

(c)	support continuing education opportunities for all members of the Board;

(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair, and individual Board members on an annual basis;

(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)
ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)	disclose on an annual basis the mandate, composition of the Board and its committees.